The Mermaid Kitchen, LLC

Profit and Loss

January - December 2024

	TOTAL
Income	
Discounts given	-229.00
QuickBooks Payments Sales	19,089.00
Sales	95,857.67
Uncategorized Income	44.24
Total Income	**$114,761.91**
Cost of Goods Sold	
Cost of Goods	27,355.26
Total Cost of Goods Sold	**$27,355.26**
GROSS PROFIT	**$87,406.65**
Expenses	
Advertising & Marketing	2,115.69
Ask My Accountant	394.77
Bank Charges & Fees	210.76
Car & Truck	68.72
Contractors	685.00
Equipment Rental	850.44
Insurance	3,415.61
Interest Paid	150.85
Job Supplies	148.00
Legal & Professional Services	510.00
Licenses	716.14
Meals & Entertainment	991.71
Merchant Fees	6,450.16
Office Supplies & Software	1,789.97
Parking	3.60
Payroll Expenses	
Taxes	4,082.80
Wages	36,372.05
Total Payroll Expenses	**40,454.85**
QuickBooks Payments Fees	483.58
Rent & Lease	13,683.24
Repairs & Maintenance	0.01
Subscription Fees	1,257.03
Utilities	2,764.17
Vendor Fees	901.00
Total Expenses	**$78,045.30**
NET OPERATING INCOME	**$9,361.35**
Other Income	
Interest Income	0.06
Total Other Income	**$0.06**
NET OTHER INCOME	**$0.06**
NET INCOME	**$9,361.41**

The Mermaid Kitchen, LLC

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on Hand	450.00
Checking (025)	4,078.32
Checking (026)	5,011.74
Savings	1,024.66
Stripe	224.71
Total Bank Accounts	**$10,789.43**
Accounts Receivable	
Accounts Receivable (A/R)	620.00
Total Accounts Receivable	**$620.00**
Other Current Assets	
Payroll Refunds	-77.00
Undeposited Funds	10.00
Total Other Current Assets	**$ -67.00**
Total Current Assets	**$11,342.43**
Fixed Assets	
Apple Computer 2023	1,388.35
Apple Desktop Computer	1,590.90
Kitchen Assets	2,966.71
B Series Sink -3 Compartments	2,476.89
Electric Deck Oven - ABSEDO382	15,536.60
Estrellon Planetary 20 Quart Mixer	2,500.00
Grease Trap	2,050.00
Kitchen Table - 6ft	1,675.98
Sink - One Compartment	521.96
Speed Racks/Sheet Trays	812.67
Spiral Mixer - ABSFBM25	6,207.40
Walk In Cooler 2023	11,605.00
Total Kitchen Assets	**46,353.21**
Leasehold Improvements	11,200.00
Small Tools and Equipment	1,194.18
Containers - 6 and 8 Quart	1,130.48
Total Small Tools and Equipment	**2,324.66**
Total Fixed Assets	**$62,857.12**
Other Assets	
Security Deposit	1,148.48
Total Other Assets	**$1,148.48**
TOTAL ASSETS	**$75,348.03**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	

	TOTAL
Credit Cards	
Capital One	1,579.88
Heartland Credit Card	204.14
Total Credit Cards	**$1,784.02**
Other Current Liabilities	
Direct Deposit Payable	0.00
Loan - Quickbooks	20,000.00
Payroll Liabilities	
Federal Taxes (941/944)	-0.18
Federal Unemployment (940)	17.78
MN Income Tax	8.17
WI Income Tax	116.19
WI SUI Employer	125.95
Total Payroll Liabilities	**267.91**
Sales Tax Payable	-3,756.73
Wisconsin Department of Revenue Payable	878.13
Total Other Current Liabilities	**$17,389.31**
Total Current Liabilities	**$19,173.33**
Total Liabilities	**$19,173.33**
Equity	
Owner's Investment	63,469.46
Owner's Pay & Personal Expenses	-34,705.11
Retained Earnings	18,048.94
Net Income	9,361.41
Total Equity	**$56,174.70**
TOTAL LIABILITIES AND EQUITY	**$75,348.03**

The Mermaid Kitchen, LLC

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	9,361.41
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-348.00
Payroll Refunds	77.00
Heartland Credit Card	-1,065.23
Direct Deposit Payable	0.00
Loan - Quickbooks	20,000.00
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	30.77
Payroll Liabilities:WI Income Tax	77.45
Payroll Liabilities:WI SUI Employer	43.33
Sales Tax Payable	-954.62
Wisconsin Department of Revenue Payable	100.98
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**17,961.68**
Net cash provided by operating activities	**$27,323.09**
INVESTING ACTIVITIES	
Kitchen Assets	-2,966.71
Small Tools and Equipment	-766.30
Small Tools and Equipment:Containers - 6 and 8 Quart	-1,130.48
Net cash provided by investing activities	**$ -4,863.49**
FINANCING ACTIVITIES	
Owner's Pay & Personal Expenses	-15,002.49
Net cash provided by financing activities	**$ -15,002.49**
NET CASH INCREASE FOR PERIOD	**$7,457.11**
Cash at beginning of period	3,342.32
CASH AT END OF PERIOD	**$10,799.43**